UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: February 12, 2021	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, February 12, 2021

Messrs.

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the Argentine securities regulator (“Comisión Nacional de Valores” or “CNV”) Regulations (2013 revised version).

In this regard, we inform that by resolution of the Board of Directors of Loma Negra C.I.A.S.A.(the “Company”) of February 12, 2021 the implementation of new incentive programs in stocks (the “New Programs”) to be administered by the Board of Directors was approved.

The purpose of these New Programs is to attract and retain senior-level employees of exceptional competence and strategic to the Company who meet certain eligibility criteria, seeking to align the long-term interests of the Company and its shareholders.

The New Programs include the approval by the Board of Directors of individual annual plans that will grant to the employees who are eligible - and once the permanence requirements and other conditions under the New Programs have been met - a certain defined amount of ordinary shares and/or American Depositary Receipts (ADRs) of the Company within a total period of 3 (three) years. The ordinary shares and/or ADRs needed to comply with the New Programs will be acquired by the Company in accordance with the share repurchase plan approved by the Board of Directors and informed by means of the Relevant Event communicated by the Company separately today, and those that may complement it.

Finally, we inform the market that the New Programs will replace the Phantom Stock Incentive Program that was approved by the Board of Directors on January 24, 2018. Notwithstanding this, the annual plans that have already been granted within the framework of such program will remain in force.

Sincerely,

_____________________________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.